LEGAL & COMPLIANCE, LLC

LAURA ANTHONY, ESQUIRE

STUART REED, ESQUIRE

WWW.LEGALANDCOMPLIANCE.COM

DIRECT E-MAIL:

LANTHONY@LEGALANDCOMPLIANCE.COM

July 30, 2007

VIA ELECTRONIC FILING

ON EDGAR SYSTEM

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC  20549

Attn:  Kevin Woody, Senior Assistant Chief Accountant

RE:

Infe-Human Resources, Inc.

Form 10-KSB for fiscal year ended November 30, 2005

Form 10-QSB for fiscal quarter ended May 31, 2006

Forms 8-K

Filed March 13, 2006 and June 2, 2006

File No. 0-50374

Dear Mr. Woody:

Please be advised that this firm serves as counsel to Infe Human Resources, Inc. (the “Company”). We are in receipt of your correspondences dated February 6, 2007, June 7, 2007 and July 9, 2007 regarding the above referenced filings.

We will electronically file on behalf of the Company Amendment No. 1 to the Form 10-KSB for the fiscal year ended November 30, 2006 reflecting the requested changes to the financial statement for year end November 30, 2006 and Amendment No. 1 to the Form 10-QSB for the quarter ended May 31, 2006.  We intend to file such Amendments upon your review of the detailed responses and proposed changes as set forth herein.   The Amendments will be marked with  tags to show changes made from the previous filings.

The following is a response to each of your numbered comments.

Form 10-KSB for the fiscal year ended November 30, 2005

Management’s Discussion and Analysis or Plan of Operation

Liquidity and Capital Resources, page 13

1.

Your disclosure on page 14 indicates that your net increase in cash of $1,189,694 is “from operations.”  Please revise to reflect the fact that this is the total increase in cash and cash equivalents for the year, from all sources.

Response:  The revision was made and filed in Amendment No. 1 to the Form 10-KSB filed on July 6, 2007.

Financial Statements and Notes

Report of Independent Registered Public Accounting Firm, page F-1

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

OFFICES IN WEST PALM BEACH AND MIAMI BEACH

Securities and Exchange Commission

Division of Corporation Finance

July 30, 2007

2.

In conjunction with our review of your SB-2, you revised your financial statements in an amendment.  Please tell us how your independent accountants considered updating their Independent Auditors Report with an updated opinion date or a dual-dated report in relation to the restatement.  Refer to AU Section 530 and 561.

Response:  As discussed with SEC staff, the Company does not intend to file a further amendment to the registration statement or to continue with such registration.  Bagell, Josephs, Levine & Company, LLC, independent accountants, (Bagell, Josephs) audited the Company’s financial statements for the year ended November 1, 2005.  Bagell, Josephs resigned as the Company’s independent accountants on November 1, 2006.  Following Bagell, Josephs resignation, Miller, Ellin & Company, LLP (Miller, Ellin) became the Company’s independent auditors and audited the Company’s financial statements for year ended November 1, 2006.  In the course of conducting the audit for the year ended November 1, 2006, the Company, with Miller, Ellin, identified errors that had been made to the Company’s financial statements for year ended November 1, 2005.  Miller, Ellin audited the adjustments for the errors that made it necessary for the Company to restate its 2005 financial statements; however, the Company has not been able to obtain Bagell, Josephs concurrence with the restatement of the Company’s 2005 financial statements because it no longer has a relationship with Bagell, Josephs.  Accordingly, the Company respectfully submits that obtaining concurrence from Bagel, Josephs with respect to the adjustments for the errors related to the 2005 financial statements requires an undue hardship on the Company.

Consolidated Statements of Cash Flows, page F-6

3.

Please tell us why you have included equity financing costs on convertible notes payable as an investing activity based on the guidance in paragraphs 15 through 20 of SFAS 95.

Response:  Equity financing costs were included as investing activity in error and will be reclassified to cash flow from financing activities when filing an amended 10-KSB for November 30, 2005.

Note 2 – Summary of Significant Accounting Policies, page F-9

Financing Fees, page F-10

4.

Please disclose here and in your May 31, 2006 Form 10-QSB the method you use to amortize the deferred financing costs.  Please also revise your financial statements to amortize the deferred financing costs using the effective interest method as required by paragraph 15 and 16 of APB 21.  If the straight-line method approximates the effective interest method, then please revise to disclose this fact.

Response:  The deferred financing costs are being amortized on a straight-line basis over the period of the notes which would not be materially different than if using the effective interest rate. We will revise our disclosure to include the method of amortization in the amended Forms 10-KSB and 10-QSB.

Revenue and Cost Recognition, page F-10

5.

Please expand your disclosure of your revenue and cost recognition policy to include a discussion of your various revenue streams, as detailed in your business section beginning on page 21 of your Form SB-2 Amendment #3, and related costs including your method of recognizing revenue for each such revenue stream.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

OFFICES IN WEST PALM BEACH AND MIAMI BEACH

Securities and Exchange Commission

Division of Corporation Finance

July 30, 2007

Response:  Amendment No. 1 to the Form 10-KSB will include the following expanded disclosure:

The Company earns income from four potential revenue streams. The majority of the business is temporary staffing where we earn and accrue the revenue as the service is performed. The expenses associated with these revenues (wages, payroll taxes and benefits) are accrued as the wages are earned.  Less than five percent of our revenue comes from permanent placements where we earn and accrue the revenue 30 days after a client hires an employee full time on their payroll as per our hire agreement. Our only expense on this work is commissions, which are accrued and payable when the revenue is earned. During the last fiscal year we had a nominal amount of consulting income through Daniels Corporate Consulting, which is performed on a contractual basis only with revenues being accrued as the contract is performed and any expenses associated with these revenues is accrued when incurred. Lastly, we have not performed any merchant banking services but in such a case we would earn revenues through the receipt of discounted stock positions paid to us in exchange for consulting services performed. The revenue would be earned upon the completion of the services and any expenses would be recorded as incurred.

The Company’s wholly owned subsidiaries, Infe-Human Resources of New York, Inc., and Infe Human Resources-Unity, Inc. conduct employment-staffing services.

The Company’s wholly owned subsidiary, Daniels Corporate Advisory Company, Inc., had revenues as a result of corporate financial consulting services in the amount of $55,000 through a contract to perform consulting services over a 14-month period beginning October 13, 2005 and ending December 14, 2006.  The Company recognized earnings of $5,982 in the fiscal year ended November 30, 2005 and earnings of $23,572 for the six months ended May 31, 2006 from this contract.   Daniels Corporate Advisory Company also has the merchant banking division which did not recognize revenues.

(Loss) Per Share of Common Stock, page F-12

6.

Please tell why you have not disclosed the shares issuable upon conversion of the convertible notes payable disclosed in Note 7 on page F-14 as potentially dilutive shares, or revise accordingly.  Refer to paragraph 40(c) of SFAS 128.

Response:  The disclosure of shares issuable upon conversion of the convertible notes payable was not disclosed in error. In filing an amended 10-KSB for period ending November 30, 2005 the disclosure will be made. The following is an example of the amended disclosure:

Note 2 – (Continued)

(Loss) Per Share of Common Stock

Historical net loss per common share is computed using the weighted average number of common shares outstanding. Diluted earnings per share (EPS) include additional dilution from common stock equivalents, such as stock issuable pursuant to the exercise of stock options and warrants. Common stock equivalents were not included in the computation of diluted earnings per share when the Company reported a loss because to do so would be anti−diluted. The following is a reconciliation of the computation for basic and diluted EPS for the years ended 2005 and 2004.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

OFFICES IN WEST PALM BEACH AND MIAMI BEACH

Securities and Exchange Commission

Division of Corporation Finance

July 30, 2007

	2005	2004
Net Loss	$(479,477)	$(17,860)

Weighted-average common shares Outstanding (Basic)	11,652,059	11,010,408
Weighted-average commons stock
Equivalents
Stock options	-	-
Warrants	-	-
Convertible Notes	-	-
Weighted-average common shares Outstanding (Diluted)	11,652,059	11,010,408

There were no stock options available for the years ended November 30, 2004. The Company has warrants outstanding for 800,000 shares of the Company’s common stock at November 30, 2005. At November 30,2005, the Company’s convertible notes could have been converted into 2,609,439 shares, after giving effect to the limitation per lender of 4.99% of outstanding common stock.

Note 4 – Investments, page F-13

7.

Please revise to include the disclosures required by paragraphs 19 – 22 of SFAS 115.  Please provide these same disclosures for the interim period ending May 31, 2006 in your Form 10-QSB.  In addition, please clarify for us how the sale of your available-for-sale securities during both the year ended November 30, 2005 and the six months ended May 31, 2006 did not result in a reclassification adjustment out of accumulated other comprehensive income (loss).

Response:  Paragraph 19 of SFAS 115 states that for securities classified as available-for-sale securities, the company must disclose the aggregate fair value, gross unrealized holding gain, gross unrealized holding losses, and amortized cost basis by major security type.

Paragraph 20 does not apply to our company, as investments do not include any debt securities. Paragraph 21 requires a presentation of the proceeds from sales of available-for-sale securities, gross realized gains and gross realized losses on those sales. Further disclosures regarding which cost method is used and change in net unrealized holding gain or loss available-for-sale.

Current disclosure is clearly incomplete based on the above details and a corrected footnote will be disclosed upon filing of amendment. The following is an example of the disclosure relating to November 30, 2005.

Note 4 – Investments (amended)

Marketable securities are classified as available-for-sale. During the year ended November 30, 2005, available-for-sale securities were sold and gross realized gains on these sales totaled $47,337. For purpose of determining gross realized gains, the cost of securities sold is based on the FIFO method of valuation. Net unrealized holding gains on available-for-sale securities in the amount of  $48,073 for November 30, 2005 and have been included in accumulated other comprehensive income.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

OFFICES IN WEST PALM BEACH AND MIAMI BEACH

Securities and Exchange Commission

Division of Corporation Finance

July 30, 2007

The disclosure relating to May 31, 2006 will be amended to read:

Note 4 – Investments (amended)

Marketable securities are classified as available-for-sale. During the six month period ending May 31, 2006, available-for-sale securities were sold and gross realized gains on these sales totaled $145,595. For purpose of determining gross realized gains, the cost of securities sold is based on the FIFO method of valuation. Net unrealized holding loss on available-for-sale securities in the amount of $6,635 for May 31, 2006 and have been included in accumulated other comprehensive income.

The Company agrees that the disclosure of accumulated other comprehensive income is incorrect and plans to amend in the restated 10QSB and 10KSB using FAS-130. Currently calculations are being computed and disclosure will take the following format:

Note 7 – Convertible Notes Payable, page F-14

8.

Please expand your disclosure to include the same level of detail as your SB-2 Amendment #3.  In addition, please revise to also disclose (1) the terms under which the additional $1.0 million in convertible notes and 600,000 warrants will be issued, as disclosed on page 12 and 15 of your SB-2 Amendment #3, and (2) the terms of the call provision and circumstances in which you may exercise your right under the call provision.

Response:  Amendment No. 1 to the Form 10-KSB shall contain the following expanded disclosure:

The Company has executed an agreement with four entities in which the Company may issue up to $3,000,000 of convertible debt upon certain milestones being reached by the Company.  On November 29, 2005, the Company issued convertible notes totaling $1,250,000 due November 29, 2008 that are convertible into shares of common stock of the Company at a variable conversion price equal to fifty percent of the average of the lowest three (3) trading prices of the stock during the twenty days prior to the conversion.  The convertible notes are available for conversion into shares of common stock in the amount of the principal balance of the note plus any accrued and unpaid interest.  No holder or its affiliate may convert the notes for shares in excess of ownership in the Company of greater than 4.99%.  The convertible notes are issued at par and pay interest at 8% quarterly.  A condition of the convertible notes is that the Company must file and have become effective a registration statement.  Failure on the Company’s part to have a registration statement become effective would subject the Company to damages under the agreement that currently approximate $25,000 per month.   The Company does hold a call option that would allow the Company to prepay the convertible notes under certain conditions.  Upon meeting certain milestones, the Company issued additional notes totaling $750,000 on February 14, 2006.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

OFFICES IN WEST PALM BEACH AND MIAMI BEACH

Securities and Exchange Commission

Division of Corporation Finance

July 30, 2007

In addition to the issuance of the convertible notes payable, the Company was required to issue warrants to the Note Holders to purchase shares of common stock of the Company at an exercise price of $1.50 per share.  On November 29, 2005, the Company issued 500,000 warrants which are convertible into 500,000 share of common stock and expire November 29, 2010.  The Company issued an additional 300,000 warrants on February 14, 2006.  The Company is contracted to issue an additional 600,000 warrants when it reaches the milestone enabling the Company to issue the remaining $1,000,000 in convertible notes.

In particular, in accordance with the Securities Purchase Agreement, the additional $1,000,000 in convertible notes and 600,000 warrants will be issued within five (5) days of the effectiveness of a registration statement filed pursuant to a Registration Rights Agreement entered into contemporaneously with the Securities Purchase Agreement.  See Note Exhibit 10.4 for a discussion of the Registration Rights Agreement.  The Buyer’s obligation to purchase the Convertible Note is subject to certain preconditions, including, but not limited, the execution of additional documentation, the lack of a material adverse effect on the Company and the continued quotation of the Company’s common stock on the OTC:BB.  The conversion terms and exercise price of the additional convertible notes and warrants are the same as those previously issued.

The Company holds a call option that would allow the Company to prepay the convertible notes under certain conditions. That is, so long as the Company is not in default, the Company has sufficient number of shares to convert the full amount of the notes, and the Company’s stock is trading at or below $1.00, then at any time after the Issue Date, with ten (10) trading days prior written notice to the Note Holders, the Company has the option to prepay all of the outstanding Notes. The prepayment amount is tiered based on when the call option is exercised and varies from 125% to 140% of the outstanding balance plus default interest and penalties if applicable.

Moreover the Company holds a partial call option.  In the event that the price of the Common Stock, for each day of a month is below $.57, the Borrower may, at its option, prepay a portion of the outstanding principal amount of the Notes equal to 104% of the principal amount hereof divided by thirty-six (36) plus one month’s interest.

9.

Please revise your disclosure to include the number of warrants outstanding, data of issuance, period of exercise, the cashless exercise feature of the warrants and any other terms you deem relevant for all common stock warrants, including common stock warrants to purchase 400,000 shares of common stock issued to intermediaries as disclosed on page 28.  Also include a discussion of all warrants issuable but not outstanding.

Response:  Upon further review and investigation, the Company has determined that it did not issue 400,000 warrants to intermediaries as previously disclosed on page 28 of Amendment No. 3 to the Form SB-2.  The Company also has no intention of issuing such warrants in the future.  In addition, Amendment No. 1 to the Form 10-KSB shall contain the following expanded disclosure:

On November 29, 2005, the Company issued 500,000 warrants which are convertible into 500,000 shares of common stock and expire November 29, 2010.  The Company issued an additional 300,000 warrants on February 14, 2006 which expire February 14, 2011.  All 800,000 warrants contain substantially the same terms (other than issuance and expiration date).  The warrants are exercisable at $1.50 per share beginning on the issuance date and ending on the expiration date.  If the Company fails to deliver certificates for the Warrant Shares within five (5) business days after exercised, it is liable to the Holder for a penalty equal to 2% of the number of Warrant Shares that the holder is entitled to multiplied by the Market Price for each day that the Company fails to deliver certificates for the Warrant Shares.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

OFFICES IN WEST PALM BEACH AND MIAMI BEACH

Securities and Exchange Commission

Division of Corporation Finance

July 30, 2007

The warrant contains a cashless exercise provision, which can be utilized if there is no effective resale registration statement at the time of exercise.  In the event of a Cashless Exercise, the Holder receives a number of shares of Common Stock determined by multiplying the number of Warrant Shares to which the Holder would otherwise be entitled by a fraction, the numerator of which is the difference between the then current Market Price per share of the Common Stock and the Exercise Price, and the denominator of which is the then current Market Price per share of Common Stock.

The Warrants contain a limitation whereby the Holder cannot exercise shares such that the Holder would beneficially own, including all other share ownership, in excess of 4.9% of the outstanding common stock of the Company. The Warrants contain anti-dilution provisions whereby the price is adjusted for issuances of common stock by the Company for no consideration or consideration below market value.

The Company is contracted to issue an additional 600,000 warrants, with the same terms and conditions as the 800,000 already issued within five (5) days of the effectiveness of a registration statement registering the underlying warrant shares.

10.

Please discuss in sufficient detail the registration rights agreement in the footnotes and clearly outline its requirements and the related damages that may be incurred.  Discuss the amount of damages incurred to date, if any the potential amount of damages possible under the contract, whether any cap exists to limit such damages, and the details of your option to settle such damages in shares.  Your disclosure should also include a discussion of the damages associated with the failure to have sufficient authorized and reserved shares for conversion, failure to have a registration statement become effective or failure to maintain effectiveness and any other liquidated damage provisions.

Response:  Amendment No. 1 to the Form 10-KSB shall contain the following expanded disclosure:

Concurrently with the execution of the Securities Purchase Agreement for the convertible notes, the Company entered into a Registration Rights Agreement requiring the Company to register 2 times the total number of shares issuable upon conversion of the convertible notes and all shares underlying the warrants. Under the registration rights agreement, if the registration statement relating to the securities is not declared effective by the SEC within 120 days of March 30, 2006, Infe is obligated to pay a registration default fee equal to the principal of the Convertible Notes outstanding multiplied by .02 multiplied by the sum of the number of months that the registration statement is not yet effective, on a pro rata basis.  The Company’s failure to make this registration effective could result in the assessment of liquidated damages in the amount of $5,000 for each $250,000 of Outstanding Principal per month against Infe beginning March 30, 2006. There are no potential damages for period ending November 30, 2005.

Furthermore, a breach of the representations and warranties contained in the Securities Purchase Agreement, a failure to accept an otherwise legally valid transfer or re-sale of the securities, and the failure to reserve and have authorized 2 times the amount of shares necessary for the conversion of the notes and warrants, the exposes the Company to liquidated damages in the amount of, three percent (3%) of the outstanding amount of the Notes per month plus accrued and unpaid interest on the Notes, prorated for partial months, in cash or shares at the option of the Company.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

OFFICES IN WEST PALM BEACH AND MIAMI BEACH

Securities and Exchange Commission

Division of Corporation Finance

July 30, 2007

In the event that the Company elects to make payment of liquidated damages in common stock, such stock is to be issued at the conversion rate at the time of such issuance.

The Company is also required to pay a penalty of $2,000 per day to the investors if they fail to deliver the shares of common stock upon a conversion of the Convertible Notes within two business days upon receipt of the conversion notice.

11.

We note from your disclosure on page 14 of your SB-2 Amendment #3 that you have failed to comply with certain terms of the convertible debentures which could lead to an assessment of liquidated damages.  Please revise your disclosure here, if applicable, and in your interim financial statements to summarize each of the instances in which you have failed to comply with the terms of your convertible debenture agreement.  In this regard, please disclose the amount of such damages as well as the amount accrued in the accompanying financial statements and specify the line items where such damages have been or will be reported.

Response:  As of the date hereof, the Lender has stated that the Notes will not be considered in default but has not waived its right to do so in the future.  Accordingly, the Company has not accrued damages in its financial statements.

As of November 30, 2005 the Company was not in default of any provisions of the Convertible Debentures.  As of the date hereof, The Company has failed to comply with the following terms of the convertible debentures:  1) failed to cause a registration statement to be effective by July 30, 2006; 2) the Company is required to timely file all reports with the SEC, however, its Form 10-KSB for the fiscal year end November 30, 2006 was untimely; and 3) failure to pay quarterly interest.

12.

We note that the convertible notes are convertible into shares of your common stock at a conversion price equal to 50% of the average low market price of your common stock during the twenty days prior to the conversion.  In this regard, the value of the shares is fixed at $4.0 million, based on the principal balance outstanding as of May 31, 2006, which is equal to 200% of the face value of the notes, $2.0 million.  It appears that the debt instrument contains an embedded put option.  Please tell us what consideration you gave to SFAS 133 Implementation Issue B16 and paragraphs 12 and 13 of SFAS 133 when determining the proper accounting treatment for this feature in your convertible debt instrument.

Response:  The Company treated the put option as an embedded derivative which is to be treated as an equity item as detailed in items 14 and 17 below.

13.

Notwithstanding our comment above, please provide us with a detailed analysis of your evaluation of each of the criteria in paragraphs 12 through 32 of EITF 00-19 in evaluating whether the conversion features of the convertible notes payable are embedded derivatives that should be bifurcated and accounted for at fair value under SFAS 133.

Response: We have reviewed the relevant sections of SFAS 133 and are of the opinion that the conversion feature should not be treated as an embedded derivative that should be bifurcated and accounted at fair market value for the following reasons:

a.

There is no provision for the net cash settlement of the conversion feature in the contract.

b.

The conversion feature does not require settlement in registered shares only and therefore is in accordance with paragraph 14 and 17 to be included as equity.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

OFFICES IN WEST PALM BEACH AND MIAMI BEACH

Securities and Exchange Commission

Division of Corporation Finance

July 30, 2007

c.

The Company had sufficient authorized and unissed shares available to convert the notes. At November 30, 2005 the number of shares authorized was 100,000,000 and the amount outstanding was 13,053,724. Assuming the notes were converted at that at date, the Company would have to deliver approximately 2,600,000 shares to the Holders based on the cap limitation in section 1.1 of the agreement which limits the shares to 4.99% to each of the Holders of the notes (four holders). Therefore there would have been ample amount of shares outstanding to cover the conversion. Therefore share settlement was within the control of the Company and should be treated as equity as per paragraph 19.

d.

 The number of shares is not indeterminate due to the aforementioned cap and therefore net-share settlement is within the control of the Company.

e.

Paragraph 21 is not applicable because there is no cap which limits the delivery of shares at the expiration of the contract.

f.

There is no “top-off” provisions in the contract

g.

There are no rights of a creditor which applies to the beneficial conversion feature or higher priority given as to bankruptcy or cash settlement in case of bankruptcy

h.

There is no collateral for the conversion feature.

14.

Please tell us how you evaluated the guidance in paragraphs 12 and 61(d) of SFAS 133 in determining whether the call option referenced in Section 5.1 of the Callable Secured Convertible Note Agreement meets the definition of an embedded derivative requiring bifurcation from the host contract.  Refer also to Statement 133 Implementation Issue No. B16.  Please note that if the hybrid instrument contains more than one embedded derivative feature that would individually warrant separate accounting as a derivate under paragraph 12, those embedded derivative features must be bundled together as a single, compound embedded derivative that would then be bifurcated and accounted for separately from the host contract under SFAS 133.  Refer to Statement 133 Implementation Issue No. B15.  In your response please provide details of how you evaluated the referenced literature, as well as any other authoritative accounting literature you deemed relevant.

Response:  We have reviewed the relevant literature and do believe that the call option is an embedded derivative per paragraphs 12 and 61d of SFAS 133. We will amend our financial statements, accordingly

15.

We noted from your response dated August 1, 2006 to comment 62 on your Form SB-2 that you valued the warrants in accordance with EITF 00-27.  We wish to remind you that APB 14 governs the accounting for convertible debt issued with stock purchase warrants and EITF 00-27 governs the accounting associated with conversion features.  Please disclose how you accounted for the warrants issued to the holders of the convertible notes and to your intermediaries.  Specifically, tell us how you considered whether these warrants should be accounted for as derivative liabilities, with changes in fair value recorded in earnings, in accordance with SFAS 133.  It appears that these warrants meet the criteria of a derivative set forth in paragraph 6 of SFAS 133 and thus the criteria in paragraphs 12-32 of EITF 00-19 must be evaluated to determine if the warrants meet the paragraph 11(a) scope exception of SFAS 133.  We note that the warrants issued are also subject to the same registration rights agreement noted above for the convertible debentures.  In addition, we note the company does not appear to have sufficient authorized and unissued shares available to settle the contract after considering the outstanding convertible debentures.  If the company has insufficient authorized shares to satisfy these contracts, it appears the warrants should be treated as a liability and given the guidance in paragraph 19 of EITF 00-19.  Please advise.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

OFFICES IN WEST PALM BEACH AND MIAMI BEACH

Securities and Exchange Commission

Division of Corporation Finance

July 30, 2007

Response:  The warrants were valued using the Black-Scholes option pricing model and the relative fair market value method as described in the restated financial statements for November 30, 2005 in the 10KSB for the year ended November 30, 2006. The warrants were treated as equity for the same reasons as outlined in our response to question 13 since the warrants were also part of the cap on the amount of shares that could be issued to the lender.

16.

Please revise your disclosure to include the assumptions used to determine the fair value associated with the common stock purchase warrants issued to the holders of the convertible notes and to your intermediaries.  In determining the fair value, please explain your basis for using a volatility assumption of 15.36%.  Refer to the guidance in paragraphs A31 – A34 in SFAS 123(R) in estimating expected volatility.

Response:  See our response to item 9 in regards to warrants issued to intermediaries. Please also see the footnote 7 in the 10KSB for November 30, 2006 which shows that we used 132% and not 15.36%.

17.

Notwithstanding the above additional comments, if you have determined that there are no embedded derivatives requiring bifurcation from the debt instrument, please tell us how you have accounted for the beneficial conversion feature since it appears that the debt instrument is convertible into your common stock at a 50% discount to the average trading price of your common stock at the time of conversion.  Refer to EIRF 98-5 and EITF 00-27.  Please provide a detailed analysis of your evaluation of this and any other accounting literature you deemed relevant in your response.  Please note that this comment is in relation to the conversion feature of the debt rather than the warrants.

Response:  The beneficial conversion feature was accounted for as a charge to interest and a credit to equity in the restated financial statements for 2005 in the amount of $1,026,975.  This amount represented the Note amount after allocating the warrant value. The actual beneficial conversion was higher than this amount and was based on the number of shares which could have been converted under the cap limitation in section 1.1 and 1.7 of the note agreements which amounted to approximately 2,609,000 shares at November 30, 2005

Item 8A. Controls and Procedures, page 21

18.

Pursuant to Item 307 of Regulation S-B, revise to disclose the conclusions of your chief executive officer and chief financial officer regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report.  In this regard, please tell us how your certifying officers have reconsidered the effect on the adequacy of your disclosure controls and procedures as of the end of the period covered by the affected Form 10-KSB and Form 10-QSB in light of the material errors and material weaknesses you have disclosed in your registration statement on Form SB-2 filed August 1, 2006.  Please make conforming revisions to the disclosure in your Form 10-QSB for the quarter ended February 28, 2006.

Response:  The revision was made and filed in Amendment No. 1 to the Form 10-KSB and Amendment No. 1 to the Form 10-QSB filed on July 6, 2007.

Exhibit 31.1

19.

Please revise paragraph one of the certification to refer to the “annual report” rather than to the “quarterly report.”

Response:   The revision was made and filed in Amendment No. 1 to the Form 10-KSB filed on July 6, 2007.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

OFFICES IN WEST PALM BEACH AND MIAMI BEACH

Securities and Exchange Commission

Division of Corporation Finance

July 30, 2007

Form 10-QSB for fiscal quarter ended May 31, 2006

Condensed Consolidated Balance Sheet, page F-1

20.

Please revise your financial statements or tell us your basis in accounting for capitalizing organizational costs.  Refer to SOP 98-5.

Response:  Organizational costs were capitalized in error by management. At year end November 30, 2006 these costs were written off to consulting expenses by auditors Miller, Ellin & Company LLP. The adjustment is not material to the financial statements and so no adjustment will be required in the restated May 31, 2006 financial statements.

These costs related to professional fees rendered for the formation of companies and costs incurred with setting up subsidiaries.

Condensed Consolidated Comprehensive Income (Unaudited), page F-3

21.

Please revise to reflect net loss as a component of total comprehensive income.  Refer to paragraph 22 and appendix B of SFAS 130.

Response:  Presentation of comprehensive income in financial statements was incorrectly disclosed as required by SFAS 130. Using the appendix Format B: Two-Statement Approach the comprehensive income at May 31, 2006 will be presented as following:

2006
Net income	$ 3,706

Unrealized loss on securities	(6,635)

Comprehensive income	(2,929)

Condensed Consolidated Statements of Cash Flows, page F-4

22.

Please revise your statement of cash flows to include realized gains on the sale of available-for-sale securities as an adjustment to reported net loss in arriving at cash used in operating activities.

Response: Realized Gain (Loss) on Marketable Securities for 6 months ending May 31, 2006 and 2005 were $145,595 and $50,780 respectively.

The cash flow only has one investing activity transaction and the amount represents the net of securities purchased and sold and unrealized. This is an incorrect presentation on the cash flow and will be revised when we file a 10QSB for May 31, 2006.

23.

We note that you have included the change in your deposits balance as an adjustment to arrive at cash flows used in operations for the six months ended May 31, 2006.  We also note from your disclosure in Note 5 on page F-10 that such deposits relate primarily to deposits for planned business acquisitions.  Please revise to classify the portion of the change in this balance related to your planned business acquisitions as a component of cash used in investing activities.  Refer to paragraph 17© of SFAS 95.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

OFFICES IN WEST PALM BEACH AND MIAMI BEACH

Securities and Exchange Commission

Division of Corporation Finance

July 30, 2007

Response:  The change in the deposits account of $993,641 includes $950,000 assignment for business acquisitions and a further $43,641 relating to workers comp prepayment.

Both above balances have been incorrectly presented in the cash flow and a restated amendment will be filed, classifying the $950,000 under 'cash flow from investing activities' and $43,641 reclassified to prepayments on the balance sheet and reclassified under 'changes in assets and liabilities' on the cash flow statement.

24.

We note that your statement of cash flows includes outflows from investing activities of $691,773 for the acquisition of businesses.  Please tell us how this amount related to the $300,000 paid for Monarch and the $110,000 cash payment made for Express, as disclosed at page 22 of your SB-2 Amendment #3.  Also, please tell us whether you acquired any cash in these acquisitions and, if so, how such amounts are reflected in the statement of cash flows.

Response:  The $691,773 balance for acquisition of businesses consists of $300,000 paid to Monarch, $110,000 paid to Express and a further $281,773 was certified check for the acquisition of Cosmo/Mazel on June 1, 2006.

Note 2 – Summary of Significant Accounting Policies, page F-6

25.

Please revise to disclose your accounting with respect to goodwill and intangible assets including how you allocate the cost of an acquisition to assets acquired and liabilities assumed.  In this regard, please also disclose the types of intangibles that meet the criteria in paragraph 39 of SFAS 141 for recognition apart from goodwill and how you determine the fair value of such intangibles.  In addition, please disclose your impairment policy related to goodwill, identifiable indefinite-lived intangible assets and identifiable definite-lived tangible assets.  Refer to SFAS 142 and SFAS 144.  Finally, please tell us how you considered whether to include such a discussion in your critical accounting estimate section in MD&A.

Response:  The total purchase price was allocated to goodwill. The acquisition entries presented in the accounts were therefore incorrect at May 31, 2006 and adjustments were made at November 30, 2006 as well as a restatement for May 31, 2006 on the 10-QSB for the quarter ended May 31, 2007. An independent valuation expert subsequently analyzed the acquisition. This report showed the following assignment of assets for the acquisition on Monarch Human Resources, which included Business Staffing.

The report from the independent valuation expert had allocated $510,100 in the following way:

Intangible	Balance
Prepaid	$ 1,500
Fixed Assets	30,000
Trade name/Trademark	367,583
Customer List	111,017
Total	510,100

Having recalculated the purchase price to include all assets and liabilities involved in the transaction, the total Goodwill for allocation was $481,426. Computed by the total purchase price of $630,314 and assets acquired totaling $148,888 leaving the amount of Goodwill.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

OFFICES IN WEST PALM BEACH AND MIAMI BEACH

Securities and Exchange Commission

Division of Corporation Finance

July 30, 2007

This was then computed using percentages from the valuation report and assigned to assets at November 30. 2006. The analysis is illustrated below:

Intangible	Valuation Per Report	% of Total Valuation	Assets Recorded
Prepaid	$ 1,500	0.29%	$ 1,416
Fixed Assets	30,000	5.88%	28,314
Trade name / Trademark	367,583	72.06%	346,920
Customer List	111,017	21.76%	104,776
Total	510,100	100.00%	481,426

The above corrections were included in the November 30, 2006 financial statements. The May 31, 2006 amended filing will reflect the above changes.

The cost of Express relates to amounts paid for the business cliental, although there was no fair valuation done and the amount is carried in Goodwill, as management believes the customer list acquired is still in use by the business. Impairment of Goodwill is carried out on an annual basis depending on an independent analysis by a valuation professional.

The fair values of all intangibles were computed by a fair valuation analysis. The customer list is being amortized over 5 years on a straight-line basis and the trade name/trademark has an indeterminate life and therefore is not being amortized. Further the fixed assets are being depreciated over a 5-year period as per current depreciation policy applicable to all fixed assets for property, plant and equipment. The goodwill and the trade name/ trademark will be reviewed annually for impairment.

Financing Fees, page F-6

26.

Please explain how you arrived at $35,000 in amortization expense related to financing fees for the six months ended May 31, 2006.  For instance, we note from your response dated August 1, 2006 to our prior comment 56 on your Form SB-2 that you amortize such fees on a straight-line basis over the three-year term of the convertible debt agreement.  In addition, please tell us where you have reflected the interest expense related to the amortization in your condensed consolidated statement of operations.

Response:  The amortization of $35,000 was computed on the cost of $350,000 over a 5 year period giving annual amortization of $70,000. This calculation was incorrect and at November 30, 2006 the deferred financing costs were reduced to $265,600 and amortized over a 3 year term of the note agreements. This amortization is reflected in the interest expense category on the consolidated statement of operations. The May 31, 2006 amortization was adjusted in the restated filing for the 10QSB for the quarter ended May 31, 2007 financials. A revised filing of the 10QSB for May 31, 2006 will take into consideration the adjustment necessary.

Using the above cost value, it results in a charge of $44,267 for the six month ended May 31, 2006.

Note 4 – Investments, page F-9

27.

Please revise your footnote to include a discussion of the six month period in addition to the three month period ended Mary 31, 2006.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

OFFICES IN WEST PALM BEACH AND MIAMI BEACH

Securities and Exchange Commission

Division of Corporation Finance

July 30, 2007

Response:  The Company determines the appropriate classification of its investments in debt and equity securities at the time of purchase and reevaluates such determinations at each balance-sheet date. In accordance with SFAS No 115 ' Accounting for Certain Investments in Debt and Equity Securities' securities are classified into three categories: held-to-maturity, available-for-sale and trading. The Company's investment consists of only equity securities classified as available-for-sale securities. Accordingly, they are carried at fair market value, with the unrealized gains and losses, net of tax, included in the determination of comprehensive income and reported in shareholders' equity.

The Company is currently computing figures for the disclosure in regards to proceeds received and unrealized calculations, these changes will be presented in the amended 10QSB filing for May 31, 2006.

Please see response to Comment 7 to gain an illustration of the amended disclosure.

Note 5 – Deposits, page F-10

28.

The amount of your deposit on the business acquisition subsequent to period end of $1,026,005, as disclosed here, is inconsistent with the deposit of $950,000 disclosed in Note 14 at page F-12.  Please reconcile these disclosures.

Response:  As discussed in response to Comment 23, the amount of deposit on the business acquisition should be recorded at $950,000 and the remaining $76,005 is a prepayment for workers compensation policy commencing on June 1, 2006. Therefore Note 14 will be amended as follows on the 10QSB for May 31, 2006:

Note 14 – Subsequent Event (amended)

On June 1, 2006, the Company entered into an agreement with Cosmo/Mazel Temps Corporations for the purpose of acquiring the rights and their current business activity and trade name. The Company did not agree to assume any liabilities. The agreement provides a base purchase price of $1,283,580 and a contingent purchase price of an additional $216,420 to be paid over a two year earn-out period with an additional contingent purchase price of an additional $500,000 provided certain cumulative consolidated gross profit milestone are met. The initial price of $950,000 at closing has been recorded as a deposit on business purchase. A further $76,005 for workers compensation payment at closing is recorded in prepayments.

Note 6 – Goodwill, page F-10

29.

We note from your disclosure on page 22 of your SB-2 Amendment #3 that you acquired Monarch Human Resources, Inc., on December 20, 2005 and Express Employment Agency Corporation on March 28, 2006.  Please revise to include the information required by paragraphs 51 through 58 of SFAS 141, as applicable.

Response:  The information required for presentation according to paragraphs 51 through 58 of SFAS 141 are being prepared by the client and a revised footnote will be filed with the amended 10QSB for May 31, 2006. The required disclosure will incorporate the corrected financials and the corresponding amounts for Goodwill.

30.

Please provide us with a detailed explanation of how you allocated the costs of the acquired entities to any tangible assets, intangible assets and goodwill, as we note it appears the majority of the purchase price was allocated to goodwill.  Refer to paragraphs 35 through 46 of SFAS 141.  In your response, please include an analysis of how you considered the value of the warrants issued to Monarch’s shareholders in determining the cost of the Monarch acquisition.  Refer to paragraphs 20-23 of SFAS 141.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

OFFICES IN WEST PALM BEACH AND MIAMI BEACH

Securities and Exchange Commission

Division of Corporation Finance

July 30, 2007

Response:  The detailed explanation of how the assets were allocated to their respective assets has been discussed in response to comment 25. The method outlined in paragraphs 35 to 46 of SFAS 141 were applied when recalculating the entries for the acquisition.

The value of the warrants was not computed as the warrants have since been taken back and are no longer valid.

31.

Please also disclose the terms and conditions of any contingent consideration involved in these acquisitions, such as the contingencies disclosed on page 23 of your SB-2 Amendment #3, and how you will account for such consideration when paid.  In your response, please tell us how you considered the guidance in EITF 95-8 in determining the appropriate accounting.  Please also tell us whether Mr. Ludin Pierre is required to provide service or remain employed by the Company as a condition to receive this contingent consideration.

Response:  This contingent liability no longer exists following first year’s results. The disclosure will be updated and amended on the restated 10QSB for May 31, 2006. The EITF 95-8 will be used by the Company to correctly disclose the accounting treatment of contingent considerations involved in the acquisitions.

32.

Please revise to include the disclosures required by paragraphs 44 through 47 of SFAS 142, as applicable.

Response:  We will be correcting the disclosure for the amended 10QSB for May 31, 2006.

Note 8 – Convertible Notes Payable, page F-10

33.

Please tell us how you have recorded the accrued interest on your 8% convertible notes payable.  In this respect, we note that your interest expense for the 6 months ended May 31, 2006 is only $5,776 per the statement of operations on page F-2.

Response:  There was no interest accrued in the May 31, 2006 financial statements in error by the Company. At the year end management calculated the interest of 8% and noted that during the quarter ended May 31, 2006 the Trading Price of the Company’s stock was greater than $.6375 so no interest was due. The corrected amounts of accrued interest were computed and restated in the May 31, 2007 10QSB for May 31, 2006.

Penalty interest of 15% for late payment has been calculated and judged immaterial by auditors at the year-end. The Company has also been informed by the financing group that they are not in default, and penalty interest will not be due unless this status changes.

Note 9 – Long-Term Debt, page F-11

34.

Please tell us the date of the loan issued to the former owners of Monarch Human Resources and the purpose of such loan.  Also, please tell us if this loan is related to either the $150,000 note from Monarch to Business Staffing or the $100,000 loan from Infe to Monarch, as disclosed in Note D to the Monarch financial statements included as Exhibit 99.1 to your Form 8-K filed March 13, 2006.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

OFFICES IN WEST PALM BEACH AND MIAMI BEACH

Securities and Exchange Commission

Division of Corporation Finance

July 30, 2007

Response:  The date of the loan to the former owners of Monarch Human Resources was December 29, 2007.  The loan was used by Monarch for the downpayment for the acquisition of Business Staffing and accordingly was in essence the downpayment for the acquisition by Infe.  The $150,000 note from Monarch to Business Staffing represents the balance of the acquisition price.  The $100,00 loan from Infe to Monarch was for working capital purposes associated with the operations of Business Staffing.

Note 12 – Going Concern, page F-12

35.

The information disclosed in this discussion regarding net loss appears inconsistent with the related amounts in the financial statements.  Please advise us or revise accordingly.  In addition, please revise your discussion to specify which acquisitions your discussion refers to since you had two acquisitions during the interim period and an additional acquisition of two businesses subsequent to the period end.

Response:  The footnote will be amended to read:

Note 12 – Going Concern

The accompanying condensed consolidated financial statements have been presented in accordance with accounting principles generally accepted in the United States of America, which assume the continuity of the Company as a going concern. The Company has incurred net losses for the years ended November 30, 2005 and 2004, and has accumulated deficit. However, the Company has realized its first revenue stream and emerged out of the development stage. Presently, with the acquisition of Monarch in December 2005, Express in March 2006 and Cosmo/Mazel in June 2006, subsequent to the close of the period end the Company has the revenue stream necessary to operate and develop its business. Since these are newly acquired businesses we cannot currently ascertain the consistency of the revenue stream with and degree of certainty. This raises substantial doubt about its ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might result from the eventual outcome of the risks and uncertainties described above.

Management believes that the Company’s capital requirements will depend on many factors including the success of the Company’s product development efforts. With the business plan being followed, management believes along with working capital being raised that the operations and sales will make the Company a viable entity over the next twelve months.

The financial statements also do not include any adjustments relating to the recoverability or classification of recorded assets and liabilities that might result should the Company be unable to continue as a going concern.

Form 8-K filed March 13, 2006

Exhibit 99.1 – Monarch Human Resources Audited Financial Statements

36.

Please tell us how you considered providing the financial statements of Business Staffing, Inc., in satisfaction of Rule 310(c) of Regulation S-B.  In this respect, we note that Monarch had no operations prior to the Business Staffing acquisition and therefore your acquisition was in substance an acquisition of Business Staffing.

Response:  Infe has determined that financial statements of Business Staffing, Inc. must be filed in satisfaction of Rule 310(c) of Regulation S-B.  Infe shall file an amended Form 8-K containing the required financial information on or before September 30, 2007.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

OFFICES IN WEST PALM BEACH AND MIAMI BEACH

Securities and Exchange Commission

Division of Corporation Finance

July 30, 2007

Exhibit 99.2 – Unaudited Pro Forma Consolidated Financial Information

Unaudited Pro Forma Consolidated Balance Sheet, page 2

37.

We note that the Infe and Monarch columns in your unaudited pro forma consolidated balance sheet do not agree to the historical financial statements for these entities as included in your 10-KSB and Exhibit 99.1, respectively.  Pro forma financial information should begin with historical financial statements of the entities and then include a column, with explanation, of any adjustments to those historical statements that relate to the transaction in arriving at the pro forma amounts.  Please revise your pro forma information to conform to this format and to include detailed explanations of all pro forma adjustments.

Response:  Infe shall file an amended Form 8-K containing the required financial information and corrected pro forma financial information on or before September 30, 2007.

Unaudited Pro Forma Consolidated Statement of Operations, page 3

38.

Although we note from the Monarch financial statements in Exhibit 99.1 that Monarch had no operating history through November 30, 2005, we also note that Monarch acquired Business Staffing, Inc., prior to Infe’s acquisition of Monarch.  Please tell us if Business Staffing had an operating history and, if so, how you considered such operating history in arriving at your pro forma adjustments and in determining the historical amounts to be presented for Monarch.  In this respect, please note that the pro forma statement of operations should be presented as if the transaction took place on the first day of the period presented.

Response:  Business Staffing does have an operating history.  Infe shall file an amended Form 8-K containing the required financial information and corrected pro forma financial information on or before September 30, 2007.

39.

It appears that your acquisition of Cosmo and Mazel Temp is material and thus financials statements are required under Item 9.01 of Form 8-K.  However, we did not note an amended Form 8-K that included such financial statements.  Please tell us how you considered these financial statement requirements and when you plan to file the required financial statements and pro forma financial information, as required.

Response:  Infe shall file an amended Form 8-K containing the required financial information on or before September 30, 2007.

Comment Letter Dated July 9, 2007

Form 10-KSB for the fiscal year ended November 30, 2006

Item 7. Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

3.

We note that your external auditors Miller, Ellin & Company, LLP, have opined on the consolidated balance sheet as of November 30, 2006 and the statement of operations, stockholders’ equity, and cash flows for the year then ended.  We also note that Miller, Ellin & Company, LLP audited the adjustments described in Note 7 that were applied to the 2005 financial statements.  Please amend your filing to include an audit report for the period ended November 30, 2005, as restated.  Please note that it is not sufficient to include the previous auditor’s opinion and rely on your current external auditor’s review of the 2005 adjustments.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

OFFICES IN WEST PALM BEACH AND MIAMI BEACH

Securities and Exchange Commission

Division of Corporation Finance

July 30, 2007

Response:  The Company shall file an amended Form 10-KSB for the year end November 30, 2006 with the requested opinion.

Legal & Compliance, LLC

By:/s/ Laura Anthony

Laura Anthony, Esq.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

OFFICES IN WEST PALM BEACH AND MIAMI BEACH